UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lifetime Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

53222Q103
(CUSIP Number)

William Tomai Treasurer Taylor Parent, LLC 601 Lexington Avenue, 55th Fl New York, NY 10022 (212) 332-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 53222Q103	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CP Taylor GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,593,116
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,593,116
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Capital Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,592
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 291,592
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centre Partners V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRJ Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 10 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwich Road Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53222Q103	SCHEDULE 13D	Page 11 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce G. Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,891,794
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,891,794
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,891,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 12 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,708
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,884,708
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,884,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53222Q103	SCHEDULE 13D	Page 13 of 17

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D as previously filed with the Securities and Exchange Commission by the undersigned Reporting Persons on March 9, 2018, as amended by Amendment No. 1 to the Schedule 13D Statement filed by the undersigned on November 15, 2018 (as amended, the “Schedule 13D Statement”), with respect to common stock, par value $0.01 per share (“Common Stock”), of Lifetime Brands, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 1000 Stewart Avenue, Garden City, New York 11530.

Item 2.  Identity and Background.

Paragraph B of Item 2 is hereby amended and restated in its entirety as follows:

The principal business address of each of the Reporting Persons and each Covered Person is c/o Centre Partners Management LLC, 601 Lexington Avenue, 55th Floor, New York, NY 10022.

Item 3.  Source or Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) are hereby amended and restated in their entirety as follows:

The percentages in this Item 5 assume there is a total of 20,756,392 shares of Common Stock outstanding as of February 28, 2019.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Taylor Parent directly holds 5,593,116 shares of Common Stock and has sole power to vote and dispose of such shares of Common Stock.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 14 of 17

CP Taylor, which appoints the board of directors of Taylor Parent, has the ability to direct the management of Taylor Parent’s business, including the power to direct the decisions of Taylor Parent regarding the vote and disposition of securities held by Taylor Parent; therefore, CP Taylor may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent.

Centre Investors directly holds 291,592 shares of Common Stock and has sole power to vote and dispose of such shares of Common Stock.

Centre Partners LP, in its capacity as sole member of CP Taylor and general partner of Centre Investors, has the ability to direct the management of CP Taylor’s and Centre Investors’ business, including the power to direct the decisions of CP Taylor and Centre Investors regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Centre Partners LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Centre Partners, in its capacity as the general partner of Centre Partners LP, has the ability to direct the management of Centre Partners LP’s business, including the power to direct the decisions of Centre Partners LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Centre Partners may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

JRJ LP and Harwich Road LP, in their capacity as co-managers of Centre Partners, have the ability to direct the management of Centre Partners’ business, including the power to direct the decisions of Centre Partners regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, JRJ LP and Harwich Road LP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

JRJ, in its capacity as the general partner of JRJ LP, has the ability to direct the management of JRJ LP’s business, including the power to direct the decisions of JRJ LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, JRJ may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Harwich Road, in its capacity as the general partner of Harwich Road LP, has the ability to direct the management of Harwich Road LP’s business, including the power to direct the decisions of Harwich Road LP regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Harwich Road may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

Bruce G. Pollack, in his capacity as the President of JRJ, has the ability to direct the management of JRJ’s business, including the power to direct the decisions of JRJ regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Mr. Pollack may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

David L. Jaffe, in his capacity as the President of Harwich Road, has the ability to direct the management of Harwich Road’s business, including the power to direct the decisions of Harwich Road regarding the vote and disposition of securities held by Taylor Parent and Centre Investors; therefore, Mr. Jaffe may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Taylor Parent and Centre Investors.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 15 of 17

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Taylor Parent and Centre Investors, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Taylor Parent and Centre Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person's status as a director, executive officer, member or general partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) The table below presents information regarding the shares of Common Stock purchased by Centre Investors in the last sixty days, all of which were in open market transactions:

Date	Number of Shares Acquired	Weighted-Average Price Per Share
March 18, 2019	24,171	$9.4202
March 19, 2019	50,000	$9.3905
March 20, 2019	50,000	$9.4313
March 21, 2019	50,000	$9.4873
March 22, 2019	50,000	$9.4918

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to Be Filed as Exhibits.

No material change.

CUSIP No. 53222Q103	SCHEDULE 13D	Page 16 of 17

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2019

Taylor Parent, LLC

By:	/s/ William Tomai
Name: William Tomai Title: Treasurer

CP Taylor GP, LLC

By:	/s/ Michael Schnabel
Name: Michael Schnabel Title: Authorized Person

Centre Capital Investors V, L.P.

By:	/s/ Bruce Pollack
Name: Bruce Pollack Title: Authorized Person

Centre Partners V, L.P.

By:	Centre Partners V LLC
Its:	general partner

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

Centre Partners V LLC

By:	/s/ William Tomai
Name: William Tomai Title: Authorized Person

JRJ V LP

By:	JRJ Inc.
Its:	general partner

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

CUSIP No. 53222Q103	SCHEDULE 13D	Page 17 of 17

Harwich Road V LP

By:	Harwich Road Inc.
Its:	general partner

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

JRJ Inc.

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack Title: President

Harwich Road Inc.

By:	/s/ David L. Jaffe
Name: David L. Jaffe Title: President

Bruce G. Pollack

By:	/s/ Bruce G. Pollack
Name: Bruce G. Pollack

David L. Jaffe

By:	/s/ David L. Jaffe
Name: David L. Jaffe